Exhibit 99.1


                                  RISK FACTORS

Dependence of Energy Industry

The Company's principal products consist of OCTG and line pipe, and sales of these products to the energy industry constitute the most significant source of Maverick's revenues. Revenues from the sale of OCTG and line pipe to the energy industry accounted for approximately 72%, 76% and 97% of total sales in fiscal 1996, 1995 and 1994, respectively. Demand for Maverick's OCTG products depends primarily upon the number of oil and natural gas wells being drilled in the United States and Canada, the depth and drilling conditions of those wells and the number of well completions, all of which are in turn primarily dependent on oil and natural gas prices. Substantial uncertainty exists as to the future level and volatility of domestic oil and natural gas prices.

Effect of Changing Steel Prices

Purchased steel represents slightly more than two-thirds of Maverick's cost of goods sold. The steel industry is highly cyclical in nature and steel prices are influenced by numerous factors, many of which are beyond the control of the Company, including general economic conditions, industry capacity utilization, import duties and other trade restrictions and currency exchange rates. Maverick was unable to recover the majority of the dramatic steel price increases which occurred in fiscal 1993 through 1995 through price increases in its energy products. While steel prices decreased in fiscal 1996 by approximately $40 per ton, various steel producers have recently announced a steel price increase (approximately $10 per ton) to be effective in January of 1997. It is expected that this increase likely will negatively impact Maverick's profit margins by the third and fourth quarters of fiscal 1997 to the extent that Maverick will be unable to recover these increased steel costs through increased product prices. There can be no assurance that steel prices will not rise again in the future and, if so, whether or not Maverick will be successful in implementing price increases on its products to recover all or some of such rising steel cost. Conversely, when steel costs decline, the carrying cost for industrial products inventory may be devalued to reflect the reduced selling prices of industrial products, if any, which generally follow such steel cost declines.

Competition from Other Manufacturers

The production and marketing of the Company's energy and industrial products is highly competitive. Some of Maverick's competitors have greater financial and marketing resources and business diversification than Maverick. Unlike Maverick, many of its large OCTG competitors are integrated steel producers which do not purchase their raw materials in the open market. During periods of strong steel demand and weak steel scrap prices, Maverick may be at a disadvantage to these integrated competitors.

Competition from Imports

The domestic OCTG market is affected by the level of imports of OCTG products, which has varied significantly over time. High levels of imports (which existed in fiscal 1994 and most of fiscal 1995) reduced the volume sold by domestic producers and suppressed selling prices of OCTG. The Company believes that domestic import levels are affected by, among other things, overall world demand for OCTG, the trade practices of and government subsidies to foreign producers, and the presence and absence of governmentally imposed trade restrictions in the U.S. In fiscal 1995, trade cases brought by the Company and other producers of OCTG products were concluded and resulted in import duties on OCTG producers in certain foreign companies which, in fiscal 1994, accounted for approximately 72% of foreign OCTG imports. Domestic sales of structural tubing are also affected by imports, most of which originate in Canada.

Company's Sales Influenced by Industry Inventory Levels

Industry-wide inventory levels of OCTG products can vary significantly from period to period and have a direct effect on the demand for new production of such products. As a result, the Company's OCTG sales and net income may be impacted significantly from period to period. Although the Company believes that industry-wide OCTG inventory is currently at or below normal levels, there can be no assurance that OCTG inventory will not again become excessive or that substantial draw downs of such inventories will not occur. Domestic sales of structural tubing are also affected by changing industry inventory levels generally resulting from corresponding changes in steel prices.

Company's Sales Affected by Seasonal Fluctuations

Maverick, as well as the OCTG industry in general, experiences seasonal fluctuations in demand for its products. Because weather conditions during the first half of the calendar year make drilling operations more difficult, domestic drilling activity and the corresponding demand for Maverick's products are generally lower during the second and third fiscal quarters, as compared with the first and fourth fiscal quarters. Maverick also believes it experiences seasonal fluctuations in demand for its industrial products, although the timing of such fluctuations may differ from fluctuations experienced in the OCTG industry.

Dependence on Significant Customers

In fiscal 1996 and 1995, one distributor, National Oilwell Supply, Inc. ("National Oilwell"), accounted for approximately 16% and 17% , respectively, of Maverick's net sales. In fiscal 1994, one distributor, Fedmet, Inc. accounted for approximately 12% of Maverick's net sales. Maverick currently utilizes numerous distributors of its products and believes that additional qualified distributors are available to assist Maverick in meeting end users' needs.
Although Maverick believes that it could replace any one distributor of its products, including National Oilwell or Fedmet, Inc., with other qualified distributors, no assurance can be given that the loss of either of these distributors or any other customer would not have a material adverse effect on Maverick's net sales or results of operations.

Product Liability

Drilling for oil and natural gas involves a variety of risks. Certain losses may result or be alleged to result from defects in Maverick's products, thereby subjecting Maverick to claims for consequential damages. Maverick warrants certain of its OCTG and line pipe products to be free of certain defects. The use of structural tubing can also involve risks, and losses may result or be alleged to result from defects in such pipe and tubing products, thereby subjecting the manufacturer of such products to claims for consequential damages. Maverick maintains insurance coverage against potential product liability claims in amounts which it believes to be adequate. Maverick, has not historically incurred material product liability costs, nor has it experienced difficulties in obtaining or maintaining adequate product liability insurance coverage; however, no assurance can be given that in the future, product liability in excess of such insurance coverage will not be incurred or that Maverick will be able to maintain such insurance coverage levels.

Regulatory Matters

The business of Maverick is subject to numerous local, state and federal laws and regulations concerning environmental and safety matters. Although Maverick has not incurred material costs of compliance with such laws and regulations, there can be no assurance that future changes in such laws and regulations will not have a material effect on Maverick's operations.